

ATCO

G R O U P

Corporate Office

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

October 29, 2007



07028084

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 – Declaration of Dividends and Press release

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED

NOV 2 0 2007

THOMSON
FINANCIAL

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

ATCO
60 years
2007

ATCO LTD. & CANADIAN UTILITIES LIMITED

1400, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623

Form 5 Submission - Dividend/Distribution Declaration

Issuer :   Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.X	.22	CAD	10/25/2007	12/12/2007	12/31/2007
ACO.Y	.22	CAD	10/25/2007	12/12/2007	12/31/2007
ACO.PR.A	.359375	CAD	10/25/2007	11/07/2007	12/01/2007

Filed on behalf of the Issuer by:

Name:	Leigh-Anne Norris
Phone:	(403) 292-7579
Email:	Leigh-Anne.Norris@atco.com
Submission Date:	10/25/2007
Last Updated:	10/25/2007

